[redacted] SEC Mail Processing Section

S 13026148

NOV 29 2013 MISSION

Washington DC 404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65999

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2012 (MM/DD/YY) AND ENDING 09/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dynamex Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Broadway, Suite 360
(No. and Street)

New York (City) | NY (State) | 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Clark | 415-283-3410 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey, LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker, Suite 800 (Address) | Chicago (City) | IL (State) | 60606 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/19

OATH OR AFFIRMATION

I, Michael Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dynamex Trading, LLC, as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

"OFFICIAL SEAL"
Nancy J Simenson
Notary Public, State of Illinois
My Commission Expires 3/26/2017

Notary Public Nov. 25, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dynamex Trading, LLC

Statement of Financial Condition
September 30, 2013

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities and Exchange Act of 1934.

Contents

McGladrey

Independent Auditor's Report

To the Member
Dynamex Trading, LLC
New York, New York

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Dynamex Trading, LLC (the Company) as of September 30, 2103 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Dynamex Trading, LLC as of September 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
November 26, 2013

Dynamex Trading, LLC

Statement of Financial Condition
September 30, 2013

Assets		
Cash	$	213,328
Receivable from clearing broker		547,567
Transaction fees receivable		83,854
Receivable from trustee		94,613
Other assets		26,172
Total assets	$	965,534
Liabilities and Member's Equity		
Compensation payable	$	76,472
Accounts payable and accrued expenses		42,919
Total liabilities		119,391
Member's equity		846,143
Total liabilities and member's equity	$	965,534

See Notes to the Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Dynamex Trading, LLC (the Company), a California limited liability company organized in August 2002, is a wholly-owned subsidiary of Group One Trading LLC (the Member). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company provides securities and derivatives execution services on U.S. national exchanges, clearing through a clearing broker.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies are as follows:

The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from trustee represents a claim with a trustee resulting from the non-performance of a customer's prime broker in November 2011 for which the Company made the customer whole. Management evaluates the collectibility of this receivable on a regular basis and if deemed impaired, the receivable is written down to net realizable value. This significant estimate could change by a material amount in the short term.

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Accordingly, no provision or benefit for income taxes has been made as the Company's taxable income or loss is included in the tax return of the Member.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through September 30, 2013. The Member is generally not subject to examination by United States federal and state tax authorities for the tax years before 2009.

Revenue recognition: Transaction fee revenues and related expenses are reflected net of market gains and losses and recorded on a trade-date basis as transactions occur.

Commission expense: Brokerage commissions and related trading expenses are recorded on a trade-date basis as transactions occur.

Note 2. Related-Party Transactions

The Company provides securities and derivatives execution services to an affiliate of the Member, Group One Trading, L.P. (Group One).

Pursuant to a written agreement, Group One provides the Company office space and certain administrative services.

As of September 30, 2013, the Company had a receivable of $24,690 related to these services, which is included in other assets on the statement of financial condition.

Note 3. Concentration of Credit Risk

Substantially all of the Company's assets are held at Merrill Lynch Professional Clearing Corp. (the Company's Clearing Broker), a guaranteed subsidiary of Bank of America. Pursuant to agreement, the Company's Clearing Broker is required to, among other things, perform computations for proprietary accounts of introducing brokers and segregate certain assets on behalf of the Company. However, in the event of the Company's Clearing Broker's insolvency or in the event it does not fulfill its obligations, the Company may be exposed to risk. The Company does not anticipate nonperformance by its customers or it's clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

Note 4. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of loss to be remote.

Note 5. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital of $100,000 or, 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined. The rule also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Changes in net capital and aggregate indebtedness change from day to day, but at September 30, 2013, the Company had net capital and net capital requirements of $641,504 and $100,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.19 to 1. The net capital rule may effectively restrict distributions to the Member.

Note 6. Subsequent Events

Management of the Company evaluated subsequent events through the date these financial statements were issued for potential recognition and/or disclosure. No items were noted.